Exhibit 99.1

COMPUGEN LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

U.S. DOLLARS IN THOUSANDS

UNAUDITED

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

The Board of Directors of
Compugen Ltd.

Re:	Review of unaudited interim financial statements for the six months ended June 30, 2012

At your request, we have reviewed the condensed interim balance sheet of Compugen Ltd. ("the Company") as of June 30, 2012 and the related condensed interim statements of comprehensive loss, and cash flows for the six months ended June 30, 2012 and 2011 and changes in shareholders' equity for the six months ended June 30, 2012. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company and subsidiaries as of December 31, 2011, and the related consolidated statements of shareholders' equity for the year then ended and in our report dated March 14, 2012, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2011, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
August 28, 2012	A Member of Ernst & Young Global

COMPUGEN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2012	2011
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,787	$5,846
Short-term bank deposits	13,107	16,525
Restricted cash	91	92
Other accounts receivable and prepaid expenses (note 5b3)	650	546

Total current assets	22,635	23,009

LONG-TERM INVESTMENTS:
Investment in Evogene	4,662	4,093
Long-term lease deposits	68	17
Severance pay fund	1,527	1,465

Total long-term investments	6,257	5,575

LONG-TERM PREPAID EXPENSES (note 5b3)	400	-

PROPERTY AND EQUIPMENT, NET	696	497

Total assets	$29,988	$29,081

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2012	2011
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$335	$248
Other accounts payable and accrued expenses	1,207	1,459

Total current liabilities	1,542	1,707

LONG-TERM LIABILITIES:
Research and development funding arrangements	4,793	6,150
Accrued severance pay	1,766	1,643

Total long-term liabilities	6,559	7,793

SHAREHOLDERS' EQUITY (Note 6):
Share capital:
Ordinary shares of NIS 0.01 par value: 100,000,000 shares authorized at June 30, 2012 and December 31, 2011; 35,990,311 and 34,707,622 shares issued and outstanding at June 30, 2012 and December 31, 2011, respectively	97	94
Additional paid-in capital	202,193	195,714
Accumulated other comprehensive income	4,833	4,264
Accumulated deficit	(185,236)	(180,491)

Total shareholders' equity	21,887	19,581

Total liabilities and shareholders' equity	$29,988	$29,081

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2012	2011
	Unaudited

Operating expenses:
Research and development expenses, net	$4,047	$2,812
Marketing and business development expenses	351	298
General and administrative expenses	1,679	2,692

Total operating expenses	6,077	5,802

Operating loss	(6,077)	(5,802)

Financial income, net	1,332	1,512
Other income	-	240

Net loss	$(4,745)	$(4,050)

Unrealized gain (loss) on Investment in Evogene	$569	$(1,349)

Total comprehensive loss	$(4,176)	$(5,399)

Basic and diluted net loss per share	$(0.13)	$(0.12)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	35,628,390	34,169,391

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders'
	Number	Amount	capital	income	deficit	equity

Balance as of January 1, 2011	33,915,545	$92	$190,275	$6,405	$(168,487)	$28,285

Employee options exercised	792,077	2	2,039	-	-	2,041
Stock-based compensation relating to options and warrants issued to consultants	-	-	457	-	-	457
Stock-based compensation relating to options issued to employees	-	-	2,943	-	-	2,943
Other comprehensive loss	-	-	-	(2,141)	-	(2,141)
Net loss	-	-	-	-	(12,004)	(12,004)

Balance as of December 31, 2011	34,707,622	94	195,714	4,264	(180,491)	19,581

Employee options exercised	631,689	1	1,748	-	-	1,749
Issuance of shares	651,000	2	3,661	-	-	3,663
Stock-based compensation relating to options and warrants issued to consultants	-	-	103	-	-	103
Stock-based compensation relating to options issued to employees	-	-	967	-	-	967
Other comprehensive income	-	-	-	569	-	569
Net loss	-	-	-	-	(4,745)	(4,745)

Balance as of June 30, 2012 (unaudited)	35,990,311	$97	$202,193	$4,833	$(185,236)	$21,887

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2012	2011
	Unaudited
Cash flows from operating activities:

Net loss	$(4,745)	$(4,050)

Adjustments required to reconcile net loss to net cash used in operating activities:
Non-cash stock-based compensation	1,070	2,044
Depreciation	116	90
Severance pay, net	61	2
Gain from the sale of Evogene shares	-	(240)
Change in fair value of exchange option and embedded derivatives within research and development arrangements	(1,313)	(733)
Amortization of the cash consideration of the research and development funding arrangements	(44)	-
Decrease in trade receivables	-	21
Increase in other accounts receivable and prepaid expenses	(123)	(412)
Increase in long-term prepaid expenses	(400)	-
Decrease in trade payables and other accounts payable and accrued expenses	(165)	(599)

Net cash used in operating activities	(5,543)	(3,877)

Cash flows from investing activities:

Proceeds from maturity of short-term bank deposits	16,525	14,524
Investment in short-term bank deposits	(13,107)	(17,791)
Increase in long-term lease deposits	(51)	(9)
Purchase of property and equipment	(315)	(32)
Proceeds from sale of investment in Evogene	-	233

Net cash provided by (used in) investing activities	3,052	(3,075)

Cash flows from financing activities:

Proceeds from issuance of ordinary shares, net	3,663	-
Proceeds from research and development funding arrangement	-	5,000
Proceeds from exercise of options	1,769	886

Net cash provided by financing activities	5,432	5,886

Increase (decrease) in cash and cash equivalents	2,941	(1,066)
Cash and cash equivalents at the beginning of the period	5,846	7,300

Cash and cash equivalents at the end of the period	$8,787	$6,234

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-       GENERAL

a.
Compugen Ltd. (the "Company") including its subsidiaries is a leading therapeutic product discovery company focused on therapeutic proteins and monoclonal antibodies to address important unmet needs in the fields of immunology and oncology. Unlike traditional high throughput trial and error experimental based drug candidate discovery, the Company's discovery efforts are based on systematic and continuously improving in silico (i.e. by computer) product candidate prediction and selection followed by experimental validation, with selected product candidates being advanced in its Pipeline Program to the pre-IND stage. The Company's in silico predictive models utilize a broad and continuously growing integrated infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities. The Company's business model primarily involves collaborations covering the further development and commercialization of Pipeline Program product candidates and various forms of research and discovery agreements, in both cases providing Compugen with potential milestone payments and royalties on product sales or other forms of revenue sharing.

The Company's headquarters are located in Israel, with research and development facilities in Israel and California.

b.
Investment in Evogene:

The Company accounts for its investment in Evogene in accordance with ASC 320, "Investments - Debt and Equity Securities".

Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date.

The Company classifies its investment in Evogene as available-for-sale securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in "accumulated other comprehensive income" in shareholders' equity. Realized gains and losses are included in other income. As of June 30, 2012, the Company holds 1,043,397 shares representing 2.8% of Evogene outstanding Ordinary shares.

c.
In 1997, the Company established a wholly-owned U.S. subsidiary, Compugen USA, Inc. During 2011, the U.S subsidiary had no significant operations. In March 2012, the Company renewed its U.S. subsidiary's activity by establishing a new monoclonal antibody (mAb) research and development operation in South San Francisco, California for the development of oncology and immunology mAb drug candidates against the Company's identified targets.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-       GENERAL (Cont.)

d.
In January 2011, the Company filed a shelf registration statement and in August 2011 entered into an agreement with an underwriter to issue and sell Ordinary shares under an At-the-Market ("ATM") program with gross proceeds of up to $ 40,000. As of June 30, 2012 the Company had raised approximately $ 3,663, net of issuance expenses, under this program from the issuance during the period from January 2012 to April 2012 of 651,000 of its Ordinary shares

e.
On December 29, 2010, the Company entered into a research and development funding arrangement with an investor. Under the funding arrangement, the Company received $ 5,000 in support of its Pipeline Program.

On December 20, 2011, the Company entered into a second research and discovery funding arrangement with an investor. According to the arrangement, the Company will receive a total of $ 8,000 in support of certain research and development activities. As of June 30, 2012, the Company received $ 2,000 with respect to the agreement. In July 2012, the Company entered into an amendment to this agreement. The arrangement embedded derivatives are presented on a fair value basis. Changes in fair value are included in financial income, net. For more information also see Note 4 and Note 7a.

f.
In June 2012, the Company established together with Merck Serono ("Merck") a start-up company, Neviah Genomics ("Neviah"), focused on the discovery and development of novel biomarkers for the prediction of drug-induced toxicity. According to the agreement with Merck, Neviah is expected to receive its initial funding from Merck Serono Ventures in three installments subject to milestones as defined in the agreement. As a result of Merck's funding, the Company's share in Neviah voting rights will be diluted. According to the agreement, the Company licensed to Neviah biomarker candidates that will be discovered using certain proprietary predictive discovery technologies and in consideration received an equity ownership in Neviah, and a right for royalties from potential future sales. The Company accounts for its investment in Neviah under the equity method. As of June 30, 2012 Neviah did not start its operations and therefore there was no impact on the Company's financial statements.

In addition, according to the agreement the Company will provide research and development services to Neviah in consideration for a fee as defined in the agreement.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2011 are applied consistently in these financial statements. For further information, refer to the consolidated financial statements as of December 31, 2011.

NOTE 3:-	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

Operating results for the six-month period ended June 30, 2012 are not necessarily indicative of the results that may be expected for the year ended December 31, 2012.

NOTE 4:-	FAIR VALUE MEASURMENTS

The Company adopted the provision of ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820") on January 1, 2008. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

Level 1 -	quoted prices in active markets for identical assets or liabilities;

Level 2 -
inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3 -	unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 4:-	FAIR VALUE MEASURMENTS (Cont.)

The changes in Level 3 liabilities measured at fair value on a recurring basis:

Fair value of embedded derivatives

Balance at January 1, 2011	$4,037

Fair value of exchange option within second research and development arrangement	1,557
Change in fair value of exchange option and embedded derivatives within research and development arrangements	113

Balance at December 31, 2011 *)	5,707

Change in fair value of exchange option and embedded derivatives within research and development arrangements	(1,313)

Balance at June 30, 2012 (unaudited) *)	$4,394

*)	The balance amount of the research and development funding arrangements includes also a cash consideration of $ 399 and $ 443 as of June 30, 2012 and December 31, 2011, respectively.

NOTE 5:-           COMMITMENTS AND CONTINGENCIES

a.	The Company provided a bank guarantee in the amount of $ 91 in favor of the lessor of its offices in Israel.

b.	Commitments in favor of the Government of Israel and other grants:

1.
As of June 30, 2012, the Company's aggregate contingent obligations for payments to the Office of the Chief Scientist, ("OCS"), based on OCS participation in certain potential future receipts or revenue accruals, net of interest, royalties paid or accrued, totaled approximately $ 8,565.

2.
Under the OCS royalty-bearing programs discussed above, the Company is not obligated to repay any amounts received from the OCS if it does not generate any income from the results of the OCS funded research programs. If any such research programs are successful and income is generated, the Company is committed to pay royalties at a rate of 3% to 5% of the Company's revenues arising from such research program, up to a maximum of 100% of the amount received for such program from the OCS, linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, the maximum to be repaid is 100% plus interest at LIBOR).

During the six month periods ended June 30, 2012 and June 30, 2011, the Company incurred no obligation to pay or accrue any amounts to the OCS.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 5:- COMMITMENTS AND CONTINGENCIES (Cont.)

3.
On June 25, 2012 the Company and its U.S subsidiary added to its mAb enabling technology base by entering into an Antibodies Discovery Collaboration Agreement (the "Agreement") with a U.S. antibody technology company ("mAb technology company"), providing an established source for fully human mAbs. The agreement includes research and commercial licenses to use specific mAb technology company proprietary collections of polynucleotides encoding antibodies, and their associated biological materials, together with the systems and/or licensed know how and/or to practice patent rights to identify, isolate, and modify discovery Fabs ("The Technology"), and to develop and exploit discovery products. According to the Agreement (i) the Company paid $ 600 in consideration for a three-year access right to the Technology, of which $ 400 was recorded as long-term prepaid expenses and will be charged to the statement of comprehensive loss over three years and (ii) in the event any Compugen mAb programs utilize the Technology, the Company would pay additional fees upon the occurrence of certain development and commercialization milestone up to a maximum cumulative total of $ 3,250 for each antibody drug product  that achieved all such milestone events. In addition, the mAb technology company will be entitled to certain royalties that could be eliminated, upon payment of certain one-time fees (all payments referred together as "Contingent Fees"). As of June 30, 2012 the Company did not incur any obligation for such Contingent Fees.

NOTE 6:-	SHAREHOLDERS' EQUITY

During the six month period ended June 30, 2012, the Company's Board of Directors granted total options to purchase 405,000 Ordinary shares of the Company. 380,000 and 25,000 options were granted to employees and consultants, respectively. The exercise prices for such options are from $ 4.95 to $ 5.99 per share, with vesting to occur in up to 4 years.

The following table presents the weighted-average assumptions used to estimate the fair value of the options granted in the periods presented:

	Six months ended June 30,
	2012	2011

Volatility	73%-88%	78%-84%
Risk-free interest rate	0.56%-2.00%	2.00%-2.56%
Dividend yield	0%	0%
Expected life (years)	6.0	6.0

Weighted average fair value of options granted during the six months period ended June 30, 2012 and 2011 are $ 3.70 and 2.64, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:-	SHAREHOLDERS' EQUITY (Cont.)

On May 12, 2011, the Company's shareholders approved the extension of the exercise term of 380,000 fully vested options that were previously granted to one of Company's directors (formerly its CEO). The original exercise term of these options expired on December 31, 2010. According to the new terms, as approved by the Company's shareholders, the options will be exercisable until the earlier of: a) 180 days after resignation from his position as the Company's director, or b) April 19, 2015. The Company accounted for the above resolution as a grant of a new option award according to ASC 718, "Compensation - Stock Compensation". The fair value for this award was estimated using a Black Scholes model with the following assumptions: risk-free interest 1.435%, dividend yields of 0%, expected volatility in range between 87.5% and an expected term of the options of 4 years.

The fair value of the options was determined to be $3.33 per share. During the six-month period ended June 30, 2011, the Company charged to the statement of comprehensive loss compensation cost of $ 1,264 related to this grant that is recorded as part of general and administrative expenses. During the six month period ended June 30, 2012 the Company did not charge additional cost related to this grant.

During the six month periods ended June 30, 2012 and 2011, the Company recorded share based compensation in a total amount of $ 1,070 and $ 2,044, respectively.

As of June 30, 2012, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $ 4,464, which is expected to be recognized over a weighted average period of approximately 2.5 years.

NOTE 7:-          SUBSEQUENT EVENTS

a.	On July 24, 2012, the Company entered into an amendment to the December 2011 research and development funding arrangement with Baize, pursuant to which:

1.	The number of specified Compugen-identified targets in the field of oncology against which mAb product candidates are to be developed was reduced from 12 to 8.

2.	The payment dates for the $ 6,000 of the investment amount remaining to be paid were amended such that $ 1,000 was paid on July 27, 2012 and $ 5,000 is to be paid on or before December 31, 2012.

b.
On July 3, 2012, the Company’s shareholders approved a grant to the Company's Chairman of the Board of options to purchase 62,500 ordinary shares at an exercise price of $ 4.01 per share. The options shall vest on a monthly basis over a period of 12 months commencing January 1, 2014.

c.
On August 6, 2012, the Company’s Board of directors approved a grant to new employees of options to purchase a total of 92,300 ordinary shares at an exercise price of $ 3.43 per share. The options shall vest over a period 4 years.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 7:- SUBSEQUENT EVENTS (Cont.)

On August 6, 2012, the Company’s Board of directors approved a grant to existing employees of options to purchase a total of 758,200 ordinary shares at an exercise price of $ 3.43 per share. The options shall vest on a monthly basis over a period of 12 months commencing January 1, 2015.